

Statement of Financial Condition

PEAK6 Capital Management LLC
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Blvd., Ste 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnes Krupa (312) 444-8691
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Agnes Krupa _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PEAK6 Capital Management LLC _____ , as

of December 31 _____, 20 18 ____ ,are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



"OFFICIAL SEAL"
PHILIP B GRIGUS
Notary Public, State of Illinois
My Commission Expires 1/14/2023

_____ Signature

Chief Financial Officer, PEAK6 Capital Management LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 Capital Management LLC

Statement of Financial Condition

Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2
Notes to Statement of Financial Condition..3



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of PEAK6 Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

Chicago, Illinois
February 27, 2019

A member firm of Ernst & Young Global Limited

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$ 1,102,167
Securities owned	2,886,430,494
Receivable from clearing brokers	260,943,790
Interest and dividends receivable	2,517,887
Loans receivable	1,580,292
Fixed assets, net of accumulated depreciation of $4,746,350	1,508,173
Other assets	5,043,707
Total assets	$ 3,159,126,510

Liabilities and members' equity

Liabilities:

Securities sold, not yet purchased	$ 2,829,572,809
Payable to clearing broker	19,820,517
Accrued compensation	10,005,775
Interest and dividends payable	1,495,148
Payable to parent	2,192,792
Accounts payable and other accrued liabilities	3,582,569
Total liabilities	2,866,669,610
Members' equity	292,456,900
Total liabilities and members' equity	$ 3,159,126,510

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Financial Statements

December 31, 2018

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a majority-owned subsidiary of PEAK6 Group LLC (the Parent), with minority ownership by PEAK6 Investments LLC (Class B Parent), with the Parent being a wholly-owned subsidiary of the Class B Parent, trades proprietarily and operates as a market maker in equity options, providing liquidity to participants in the equity and equity derivatives markets. The Company, acting as principal, buys and sells equity securities and listed equity derivative financial instruments. The Company clears all transactions through registered clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange).

The Class B Parent holds both preferred and common ownership interest in the Company. When there are annual profits, the preferred rights receive the first annual profits, up to 4.7% of their beginning of year preferred capital balance and common rights receive 1% of annual profits in excess of beginning of year preferred capital balance. The Parent receives 99% of annual profits in excess of 4.7% of Class B Parent beginning of year preferred capital balance. When there are annual losses, Class B Parent common capital balance cannot go below zero. If Class B Parent common capital balance is zero, the Parent receives 100% allocation of losses. If Class B Parent common capital balance is greater than zero and receives 1% of their full common share of losses, the Parent receives an allocation of 99% of losses. If the Class B Parent common capital balance is greater than zero but cannot receive their full 1% of common shares of losses, the Parent will receive the remaining allocation of losses.

The Company clears the majority of its transactions through its primary clearing brokers, Goldman Sachs Execution and Clearing L.P. (GSEC), ABN AMRO (ABN) and Apex Clearing Corporation (APEX), an affiliate.

2. Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that

2. Significant Accounting Policies (continued)

the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Securities owned and securities sold, not yet purchased are carried at fair value. See Note 3 for a description about how fair value is determined by the Company. Unrealized gains and losses are reflected in gains and losses on principal transactions on the statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures, cash, and margin balances are netted by the respective clearing brokers in receivable from clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on the clearing broker call rates. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

Income Taxes

As a limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes. In accordance with the provision set forth in Accounting Standards Codification (ASC) 740, Income Taxes, management has reviewed the Company's tax positions for all open tax years, which includes 2015 through 2018, and concluded that, as of December 31, 2018, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of income.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The new standard introduces a framework for recognizing revenue that focuses on the transfer of control rather than risks and rewards. The new standard also requires significant additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The application of the new standard became effective in the first annual period beginning after December 15, 2017. The new standard is not applicable to any material revenue streams of the Company as defined by the ASU, for these revenues streams.

In February 2016, the FASB issued ASU no. 2016-02, Leases (Topic 842). The goal of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet. The standard requires a lessee to recognize in the balance sheet a liability to make lease payments and a right of use asset representing its right to use the underlying asset for the lease term for leases exceeding 12 month term. The update is effective for reporting periods beginning after December 15, 2018. Management has completed the contract review phase and has determined the new standard will not have a material impact to the financial statements.

3. Financial Instruments

ASC 820, Fair Value Measurement, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

3. Financial Instruments (continued)

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equity securities*	$ 2,143,761,295	$ -	$ -	$ 2,143,761,295
Equity options*	742,669,199	-	-	742,669,199
Total	2,886,430,494	-	-	2,886,430,494
Liabilities				
Securities sold, not yet purchased:				
Equity securities*	1,039,932,275	-	-	1,039,932,275
Equity options*	1,789,640,534	-	-	1,789,640,534
Total	$ 2,829,572,809	$ -	$ -	$ 2,829,572,809

* For the year ended December 31, 2018, the Company held no financial instruments classified within Level 3 and there were no transfers within fair value levels.

4. Related-Party Transactions

The Company and the Parent are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Parent and the Parent reimburses all direct costs paid by the Company, which are included in the respective line items on the statement of income. The following is a summary of (a) the transactions covered by this agreement, (b) the amount reported and (c) the respective financial statement line item in which the amount is reported:

- The Company pays the Parent for consulting services related to shared legal, accounting, management and human resources services. $1,353,840 has been reported in consulting fees from affiliate on the statement of income.

- The Parent pays the company for consulting services related to technology, facilities, accounting and recruiting services. $1,422,270 has been reported in consulting income from affiliate on the statement of income.

- The Company pays a shared software fee to the Parent for their usage of Finance Software. $111,125 has been reported in technology and telecommunication expense on the statement of income.

- The Company pays an occupancy fee to the Parent for space used. $2,318,877 has been reported in occupancy and equipment expense on the statement of income.

- The Company pays a management fee to the Parent for advisory services. $3,500,000 has been reported in management fee on the statement of income.

- At December 31, 2018, $2,192,792 of amounts payable to the Parent is reported as payable to parent on the statement of financial condition.

The Company paid expenses of $43,121 to an affiliate relating to execution services. This amount is included in brokerage, clearing and exchange fees in the statement of income. In addition, the company received $13,523 in interest revenue from this affiliate. This amount is included in interest and dividend expense in the statement of income. The affiliate is a subsidiary of the Class B Parent.

5. Line of Credit Agreement

The Company entered into a line of credit agreement with the Parent for working capital management in December 2017, with the maximum principal amount not to exceed $30,000,000 outstanding at any given time with maturity day of December 7, 2018. This agreement was

5. Line of Credit Agreement (continued)

transferred to the Class B Parent at the time of investment on October 2, 2018, with the same principal and interest specifications. The Company pays the Class B Parent an annual interest rate of Fed Funds plus 0.32% on the loan amount in use. The agreement was renewed, with unchanged terms on December 7, 2018, with a maturity date of December 7, 2019. Expense for the year ended December 31, 2018 related to this line of credit agreement amounted to $143,443 ($137,190 to the Parent and $6,253 to the Class B Parent) and is included in interest and dividend expense line in the statement of income. At December 31, 2018, there is no outstanding credit amount.

6. Employee Benefit Plan

The Parent sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Parent may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement and the Internal Revenue Code. The Parent charges the Company a rate per employee for inclusion in the Plan. For the year ended December 31, 2018, the charge was $555,143 for direct Company employees and is included in compensation and benefits in the statement of income.

7. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate, or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option, whereas futures obligate the Company to deliver or take delivery of certain financial instruments at the contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility.

ASC 815, Derivatives and Hedging, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair value basis.

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the average number of

7. Derivative Financial Instruments (continued)

contracts, categorized by primary risk exposure, and reflected on the statement of financial condition as of December 31, 2018:

Primary Risk Exposure	Classification in Statement of Financial Condition	Fair Value	Average Number of Contracts*
Assets			
Equity option contracts	Securities owned	$ 742,669,199	2,853,378
Liabilities			
Equity option contracts	Securities sold, not yet purchased	$ 1,789,640,534	2,304,252

*Average number of contracts is calculated by averaging the amount of contracts held at the end of each month.

The following table presents the net gain and loss amounts included in the statement of income as gains and losses on principal transactions, categorized by primary risk exposure, for the year ended December 31, 2018:

Primary Risk Exposure	Gains and Losses on Principal Transactions
Equity option contracts	$ 471,005,262
Equity futures contracts	$ 1,064,312
	$ 472,069,574

Offsetting of Derivative Assets and Liabilities

In the ordinary course of business, the Company has entered into transactions subject to enforceable master netting agreements or other similar agreements. Generally, the right of setoff in those agreements allows the Company to setoff any exposure to a specific counterparty in the event of default based on the terms of the agreements. Generally, the Company manages the cash and securities on a counterparty basis. The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of

7. Derivative Financial Instruments (continued)

financial condition as of December 31, 2018, as well as those balances subject to a master netting agreement had the Company elected to offset:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Offsetting Derivative Positions	Collateral Posted	Net Amounts
Securities owned						
Equity options	$ 742,669,199	$ -	$ 742,669,199	$ 742,669,199	$ -	$ -
Securities sold, not yet purchased:						
Equity options	$1,789,640,534	$ -	$ 1,789,640,534	$ 742,669,199	$ 1,046,971,335	$ -

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatility or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The Company clears its trades through GSEC, ABN and APEX. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of the clearing brokers.

7. Derivative Financial Instruments (continued)

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2018, the maximum payouts for these contracts are unknown. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts, as of December 31, 2018, are included in securities sold, not yet purchased in the statement of financial condition.

8. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

PEAK6 Capital Management LLC

Notes to Financial Statements (continued)

9. Net Capital Requirements

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2018, the Company had net capital of $182,501,526, which was $182,038,945 in excess of its required net capital of $462,581. At December 31, 2018, its percentage of aggregate indebtedness to net capital was 3.80%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. On January 28, 2019, $77,000,000 was withdrawn from the Company by the Parent. The withdrawal was approved by FINRA.